Exhibit 99.1

press release

ArcelorMittal extends conversion date for $1bn mandatory convertible bond

22 December 2020 17:30 CET
ArcelorMittal announces the extension of the conversion date for the $1 billion privately placed mandatory convertible bond (MCB) issued on 28 December 2009 by one of its wholly-owned Luxembourg subsidiaries.
This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on 22 December 2020. The mandatory conversion date of the bond has been extended to 31 January 2024. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed.
The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed company China Oriental Group Company Limited, which is held by an ArcelorMittal subsidiary.
ENDS